[Letterhead of Pinacle Enterprise, Inc.]

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-4631

Re:

Pinacle Enterprise, Inc.

Registration Statement on Form S-1

Filed June 21, 2011

File No. 333-175044

Dear Sir or Madam:

In response to your comment letter dated December 28, 2011, please note the following:

General

1.

We note your response to prior comment 2, but we continue to believe that Pinacle is a shell company as defined in Rule 405.  Your assets consist only of cash and cash equivalents, and you have no revenue from operations.  As requested previously, revise the disclosure throughout the registration statement to indicate that Pinacle is a shell company and selling shareholders “are” underwriters, and to fix a price for the duration of the offering.  As stated previously, disclosure that the selling shareholders “may be deemed to be” or “will be considered to be” underwriters is unacceptable.  Note also that all the shares must be sold at a fixed price and not at prevailing market or negotiated prices for the duration of the offering due to Pinacle’s status as a shell company.

Response:  We note your argument to our prior response. However, the registrant still does not believe that it is a “shell company”. In addition to description of various operations and activities undertook by the registrant and described previously, since the filing of our prior registration statement we have:  1) Started to generate revenues from our operations—we have received a payment of $1,000 from our client (This income will show in future financial reports); 2) Paid for a website development service (Website will show as an asset in future financial reports).  In addition, as already mentioned, we have purchased Computer Aided Design (AutoCAD LT 2012) software application—this program was expensed rather than recorded as an asset on our balance sheet in error. We are currently in discussion with our independent auditor regarding making the appropriate adjustments. To summarize, we do not believe we are “shell company” because we have:  1) specific operations and business activities; 2) purchased business assets; 3) generated revenue.

Plan of Distribution and Selling Shareholders.page 13

2.

We note your response to comment 6.  Please discuss, not just the exemption that you relied upon in selling these privately, but discuss the material terms of the transactions in which the selling shareholders acquired the shares.  For example, at a minimum, you should disclose the date or dates upon which these shares were sold, and clarify the number of shares sold and the price at which they were sold on each date.  We note your disclosure that shares were sold “for cash of $.01 and/or$.02”.  This disclosure should be more specific.

Response: We have added the necessary information to complete the disclosure.

Architectural Interior/Exterior Rendering Contract, page 20.

3.

Disclose the date on which Pinacle executed the agreement.

Response: We have disclosed the date of the execution agreement that is December 5, 2011.

Market for Common Equity and Related Stockholder Matters, page 23

4.

We note your response that you have removed the statement regarding your intention to quote your common shares on a market or securities exchange, but the statement continues to appear in this section. Please revise.

Response: We removed the statement in question.

Shares Eligible for Future Sale, page 25

5.

We disagree with your conclusion that you are not a shell company.  As such, as requested by prior comment 12, revise this disclosure to remove statements that at the present time, resales or distributions of shares can be made under Rule 144.  Your disclosure should further clarify that resales are in fact not permitted under Rule 144(I) until 12 months after you are no longer considered to be a shell company.

Response: As discussed in the Comment 1, we do not agree with the “shell” status; therefore, we are not making any changes in our disclosure.

Exhibits, page 63

6.

Although Pinacle filed a revised legal opinion as exhibit 5.1 with pre-effective amendment 4 to the registration statement in response to prior comment 16, the exhibit list continues to state that exhibit 5.1 is incorporated by reference to the registration statement on S-1 filed on June 21, 2011.  Please revise.

Response: We have revised the exhibit list to delete the reference in question.

Thank you for your time and consideration in this matter.

Pinacle Enterprise, Inc.

Mikhail Kats

Chief Executive Officer